# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vivos Therapeutics, Inc., CIK 0001716166
CUSIP: 92859E207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA,, SUITE 210, LITTLETON, Colorado (CO), 80120
Date of event which requires filing of this statement: 06/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002049575
Persons authorized to receive notices and communications: Bradley J. Wyatt, Dickinson Wright PLLC, 1850 N Central Ave, Suite 1400, Phoenix, Arizona (AZ), 85004, (602) 285-5036

## Reporting persons
- V-CO Investors LLC (CIK 0002049575): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 514,498; sole dispositive power 0; shared dispositive power 514,498; aggregate amount beneficially owned 514,498 (7.7% of the class)
  Comment: The percentage is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.
- V-Co Investors 2 LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 828,000; sole dispositive power 0; shared dispositive power 828,000; aggregate amount beneficially owned 828,000 (12.3% of the class)
  Comment: The percentage is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.
- SP Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 1,342,498; sole dispositive power 0; shared dispositive power 1,342,498; aggregate amount beneficially owned 1,342,498 (19.9% of the class)
  Comment: The percentage is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.
- Michael C. Skaff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,342,498; sole dispositive power 0; shared dispositive power 1,342,498; aggregate amount beneficially owned 1,342,498 (19.9% of the class)
  Comment: The percentage is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Vivos Therapeutics, Inc.
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA,, SUITE 210, LITTLETON, Colorado (CO), 80120

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by the following (the "Reporting Persons"): (1) V-CO Investors LLC ("V-CO"); (2) V-Co Investors 2 LLC ("V-Co 2"); (3) SP Manager LLC (the "Manager"); and (4) Michael C. Skaff. The Manager is the investment manager of V-CO and V-Co 2. Mr. Skaff is the managing director of the Manager. The Manager and Mr. Skaff may be deemed to beneficially own the Common Stock, par value $0.0001 per share (the "Shares") directly beneficially owned by each V-CO and V-Co 2. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares directly beneficially owned by such Reporting Person.
Residence or business address: The principal business office of the Reporting Persons is Two Towne Square, Suite 810, Southfield, MI 48076.
Present principal occupation or employment: The principal businesses of V-CO and V-Co 2 is to invest in certain companies, including the Issuer. The principal business of the Manager is to provide investment and management services to investment funds and other entities, including V-CO and V-Co 2. The principal occupation or employment of Mr. Skaff is serving as the managing director of certain investment management entities, including the Manager. See Item 2(b) for the principal business office of each of the Reporting Persons.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
V-CO Investors LLC - Wyoming
V-Co Investors 2 LLC - Wyoming
SP Manager LLC - Wyoming
Michael C. Skaff - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Available net assets were used to purchase the shares referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 4 was $3,755,000 (the "Subscription Amount"). The Subscription Amount included the conversion and satisfaction in full of $1,100,000 pursuant to a Convertible Promissory Note, dated May 20, 2025 between the Issuer and V-Co 2 (the "Convertible Promissory Note"). The Convertible Promissory Note included an original issue discount of $100,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person's purpose of acquiring these securities is for investment purposes. The Reporting Person intends to engage, or has engaged, in discussions with the Issuer and its management and/or board of directors regarding the Issuer's financial performance, strategic direction, operational matters, and corporate governance practices. On June 9, 2025, the Issuer and V-Co 2 entered into a Securities Purchase Agreement (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2025) where the Issuer sold to V-Co 2 in a private placement: (i) 828,000 shares of Common Stock ("PIPE Common Stock"), (ii) a Common Stock Purchase Warrant ("Common Stock Purchase Warrant") to purchase up to 2,329,886 shares of Common Stock ("Warrant Shares"), and (iii) a Pre-Funded Warrant ("Pre-Funded Warrant") to purchase up to 725,258 shares of Common Stock ("PFW Shares," together with the PIPE Common Stock and Warrant Shares, the "Shares"). In compliance with the listing rules of the Nasdaq Stock Market LLC, V-Co 2 purchased the Shares at a purchase price of $2.42 per share. The Common Stock Purchase Warrant is immediately exercisable with a five year term from the date of purchase and an exercise price of $2.23 per share. Similarly, the Pre-Funded Warrant is immediately exercisable and has an exercise price of $0.0001 per share. V-Co 2 is prohibited from exercising such Common Stock Purchase Warrant and Pre-Funded Warrant if it results in V-Co 2 or its affiliates owning in excess of 19.99% of the then outstanding Common Stock of the Issuer. The purpose of the private placement was to partially fund the Issuer's acquisition of The Sleep Center of Nevada and for general working capital purposes.

Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;(c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
V-CO directly holds 514,498 shares, which represents 7.7% of Common Stock of the Issuer; V-Co 2 directly holds 828,000 shares, which represents 12.3% of the Common Stock of the Issuer; the Manager may be deemed to beneficially own an aggregate of 1,342,498 shares, which represents 19.9% of Common Stock of the Issuer by virtue of its capacity as Manager of both V-CO and V-Co 2; Mr. Skaff may be deemed to beneficially own 1,342,498 shares, which represents 19.9% of Common Stock of the Issuer by virtue of his capacity as Managing Director of the Manager.

The percentage of class of securities identified is calculated based upon (i) 5,889,520 shares of Common Stock issued and outstanding as of May 15, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 15, 2025, plus (ii) 828,000 shares of Common Stock issued to V-Co Investors 2 LLC on June 9, 2025 in connection with a private financing between V-Co Investors 2 LLC and the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: V-CO has shared voting power and dispositive power over 514,498 shares of Common Stock of the Issuer. V-Co 2 has shared voting power and dispositive power over 828,000 shares of Common Stock of the Issuer. Both the Manager and Mr. Skaff have shared voting power and dispositive power over 1,342,498 shares of Common Stock of the Issuer. The Manager and Mr. Skaff disclaim beneficial ownership over the shares of Common Stock directly held by V-CO and V-Co 2.
Transactions in the class effected during the past sixty days: See Item 4. None of the other Reporting Persons effected any transactions in shares of Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge, of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement.

## Signatures
- V-CO Investors LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (06/16/2025)
- V-Co Investors 2 LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (06/16/2025)
- SP Manager LLC: Michael C. Skaff*, Michael C. Skaff, Managing Director (06/16/2025)
- Michael C. Skaff: Michael C. Skaff*, Michael C. Skaff, Individual (06/16/2025)
Comment: *This Reporting Person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.